ONLINETEL BOOSTS CASH FLOW AS IT MOVES TO CUT COSTS

TORONTO, ONTARIO, December 14th, 2004 - Eiger Technology, Inc. (TSX: AXA, OTCBB: ETIFF), a leading Voice over Internet Protocol (VoIP) services provider, today announced measures it has taken to improve its balance sheet.

On November 30th, 2004 Eiger closed the sale of its Stratford manufacturing building.  The sale eliminates $367,000 in debt and $281,000 in annual negative cash flow.

$120,000 had been required annually for debt reduction and $161,000 annually for heat, lights, insurance, interest and taxes.  A gain on the sale will be reported in the fiscal first quarter and $487,000 was realized into the treasury of Eiger.

Gerry Racicot, CEO of Eiger, said cash flow for Newlook Industries Corp. (TSXV: NLI) would be improving dramatically in 2005.

“Newlook’s cash flow had been burdened by its support for the Onlinetel VoIP expansion program.  Beginning June 2005, $23,000 a month of this obligation will be completed and another $23,000 a month commitment will be completed over the subsequent eleven months, returning its subsidiary, Onlinetel, to a positive cash flow position.”

Racicot said other cost-cutting measures, such as moving Onlinetel into Newlook’s premises in Toronto, and changing its call centre operation, had proved effective measures.

“The call centre was outsourced and helped Onlinetel through its first annual renewal period for its Call Zone customers, however, bringing the process back in house will ensure a less costly and closer one on one relationship with its customer base which now has over 63,000 subscribers.

The Call World program was launched in March 2004.  This exclusive program for Call Zone subscribers enables them toll-quality calling to the rest of the world outside the free provincial zone at discounted prices such as Canada 2.9 cents/minute, U.S.A. 3.9 cents/minute, Western Europe 4.9 cents/minute and India 16.9 cents/minute, anytime day or night.

Since its launch, the Call World program has experienced an average month over month growth rate of 15%.  Onlinetel believes that no consumer can receive consistent better prices than offered through its VoIP-based Call Zone/Call World subscription program and its 10-10-580 dial around service.

“If we can offer all other long distance charges at consistently better rates than all competitors and give our subscribers free long distance calling within the province then we have accomplished our objective of offering the least cost service in Canada for Canadians.

“The Call Zone program has been very successful since its launch of November 1st, 2003 and has an annualized subscriber growth rate of 30% primarily by word of mouth,” added Racicot.

Additionally, Newlook announced that Neal Romanchych and Brian Cato’s contracts, by mutual agreement, will be completed as of December 31st, 2004.

Eiger Technology, Inc., headquartered in Toronto, Ontario, is a publicly traded company listed on the Toronto Stock Exchange.  Its shares also trade on the NASD’s OTCBB under the symbol “ETIFF”. For more information please refer to >www.sedar.com, visit >www.eigertechnology.com or contact: Jason Moretto, Chief Financial Officer, Eiger Technology, Inc. Telephone: (416) 216-8659, Ext. 302, jmoretto@eigertechnology.com

The management of the Company, who take full responsibility for its content, prepared this press release.  The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger’s current expectations.  These statements involve risks and uncertainties including, without limitation, Eiger’s ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations and overall market conditions.  Consequently, actual events and results in future periods may differ materially from those currently expected.